Mail Stop 3561

							August 5, 2005


Jonathan Ricker
President
Mass Megawatts Wind Power, Inc.
95 Prescott St.
Worcester, MA  01606


RE:	Mass Megawatts Wind Power, Inc.
	Item 4.01 Form 8-K filed August 5, 2005
            File No. 0-32465


Dear Mr. Ricker:

          We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

          Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.
1. In the last sentence of the second paragraph you indicate that there have been no reportable events through June 17, 2005. It appears this date should be the date of resignation and not June 17,
2005.  Please revise.
2. The letter you have provided as an exhibit to the Form 8-K is not the letter required by Item 304(a)(3) of Regulation S-B. Please file an amendment to include the appropriate letter as Exhibit 16.



Jonathan Ricker
Mass Megawatts Wind Power, Inc.
August 5, 2005
Page 2

3. The letter we received from Pender Newkirk stating that the client-auditor relationship with you had ceased, is dated July 27, 2005. It appears this should be the date of their resignation. Please revise to file a Form 8-K dated July 27, 2005, or advise why the July 29, 2005 date is correct.
4. We note that you intend to engage new auditors in the near future.
Please file a new Form 8-K when you do so.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	Your filing should include a cover letter providing the information and representations requested above. Please file the
cover letter as correspondence on our EDGAR system.   Any
questions
regarding the above should be directed to Robert Burnett, Staff Accountant, at (202) 551-3330, or in his absence, to Robert Benton at
(202) 551-3804 or to me at (202) 551-3841

							Sincerely,



							Michael Moran
						            Branch Chief


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